SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

AG&E HOLDINGS INC.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

949765101

(CUSIP Number)

April 15, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 949765101	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Poplar Point Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	5.	SOLE VOTING POWER 0
SHARES
BENEFICIALLY
OWNED BY	6.	SHARED VOTING POWER 714,598
EACH
REPORTING	7.	SOLE DISPOSITIVE POWER 0
PERSON WITH
	8.	SHARED DISPOSITIVE POWER See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1%
12.	TYPE OF REPORTING PERSON (See Instructions) IA; HC

CUSIP No. 949765101	13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Poplar Point Capital Partners LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	5.	SOLE VOTING POWER 0
SHARES
BENEFICIALLY
OWNED BY	6.	SHARED VOTING POWER 714,598
EACH
REPORTING	7.	SOLE DISPOSITIVE POWER 0
PERSON WITH
	8.	SHARED DISPOSITIVE POWER See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1%
12.	TYPE OF REPORTING PERSON (See Instructions) PN; HC

CUSIP No. 949765101	13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Poplar Point Capital GP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	5.	SOLE VOTING POWER 0
SHARES
BENEFICIALLY
OWNED BY	6.	SHARED VOTING POWER 714,598
EACH
REPORTING	7.	SOLE DISPOSITIVE POWER 0
PERSON WITH
	8.	SHARED DISPOSITIVE POWER See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1%
12.	TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP No. 949765101	13G	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS Jad Fakhry

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF	5.	SOLE VOTING POWER 0
SHARES
BENEFICIALLY
OWNED BY	6.	SHARED VOTING POWER 714,598
EACH
REPORTING	7.	SOLE DISPOSITIVE POWER 0
PERSON WITH
	8.	SHARED DISPOSITIVE POWER See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1%
12.	TYPE OF REPORTING PERSON (See Instructions) IN; HC

CUSIP No. 949765101	13G	Page 6 of 9 Pages

Item 1(a).	Name of Issuer.

AG&E HOLDINGS INC.

Item 1(b).	Address of Issuer's Principal Executive Offices:

4630 S. Arville Street, Suite E, Las Vegas, NV 89103

Item 2(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by Poplar Point Capital Management LLC (“PPCM”), Poplar Point Capital Partners LP (“PPCP”), Poplar Point Capital GP LLC (“PPCGP”), and Mr. Jad Fakhry (collectively with PPCM, PPCP and PPCGP, the “Reporting Persons”) with respect to shares of common stock of the above-named issuer owned by PPCP.

PPCM is the investment manager for PPCP. PPCGP is the general partner of PPCP. Mr. Fakhry is the manager of PPCM and PPCGP, and owns a controlling interest in, PPCM and PPCGP.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Poplar Point Capital Management LLC, 840 Hinckley Road, Suite 250, Burlingame, CA 94010.

Item 2(c).	Citizenship:

Each of PPCM and PPCGP is organized as a limited liability company under the laws of the State of Delaware. PPCP is organized as a limited partnership under the laws of the State of Delaware. Mr. Fakhry is a U.S. citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $1.00 per share

Item 2(e).	CUSIP Number.

949765101

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined, in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

CUSIP No. 949765101	13G	Page 7 of 9 Pages

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (15 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-113d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________

Item 4.	Ownership.

A.	Poplar Point Capital Management LLC

(a)	PPCM may be deemed to beneficially own 714,598 shares of Common Stock.

(b)	The number of shares PPCM may be deemed to beneficially own constitutes approximately 6.1% of the Common Stock outstanding.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 714,598

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 714,598

B.	Poplar Point Capital Partners LP

(a)	PPCP may be deemed to beneficially own 714,598 shares of Common Stock.

(b)	The number of shares PPCP may be deemed to beneficially own constitutes approximately 6.1% of the Common Stock outstanding.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 714,598

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 714,598

CUSIP No. 949765101	13G	Page 8 of 9 Pages

C.	Poplar Point Capital GP LLC

(a)	PPCGP may be deemed to beneficially own 714,598 shares of Common Stock.

(b)	The number of shares PPCGP may be deemed to beneficially own constitutes approximately 6.1% of the Common Stock outstanding.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 714,598

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 714,598

D.	Jad Fakhry

(a)	Fakhry may be deemed to beneficially own 714,598 shares of Common Stock.

(b)	The number of shares Fakhry may be deemed to beneficially own constitutes approximately 6.1% of the Common Stock outstanding.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 714,598

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 714,598

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

See Item 2 above

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

CUSIP No. 949765101	13G	Page 9 of 9 Pages

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 21st day of April, 2016	POPLAR POINT CAPITAL MANAGEMENT LLC

	By:	/s/ Jad Fakhry
Jad Fakhry, Manager

POPLAR POINT CAPITAL PARTNERS LP

By:	Poplar Point Capital GP LLC
its General Partner

By:	/s/ Jad Fakhry
Jad Fakhry, Manager

POPLAR POINT CAPITAL GP LLC

By:	/s/ Jad Fakhry
Jad Fakhry, Manager

/s/ Jad Fakhry
JAD FAKHRY, an individual